The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

December 5, 2007

Office of International Corporate Fina[redacted]
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Business Alliance Agreement between Aozora Bank and First Credit Corporation

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

12/10

12/05/07 9:09AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name: Tsukasa Tanigawa
Title: Joint General Manager, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

(For reference)

December 5, 2007

Aozora Bank, Ltd.
8304 (TSE 1st section)
The Sumitomo Trust & Banking Co., Ltd.
8403 (TSE 1st section・OSE 1st section)
First Credit Corporation

Business Alliance Agreement between Aozora Bank and First Credit Corporation

Tokyo, November 20, 2007 – Aozora Bank, Ltd. "Aozora Bank" and First Credit Corporation "First Credit" today concluded a business alliance agreement in the area of real estate collateralized lending and the provision of a variety of services, including the introduction of customers, in accordance with the November 20th comprehensive business alliance agreement between Aozora Bank Group and The Sumitomo Trust & Banking Group.

This alliance will combine Aozora's long-established partnerships with regional financial institutions and real estate deal composition capabilities, based on its strong real estate business information network, with First Credit's specialized real estate collateral loan risk management and arrangement capabilities. The collaboration will provide Aozora customers with a broader range of funding opportunities, ultimately aiming to expand real estate business for both groups.

Overview of First Credit Corporation

(1) Trade name	First Credit Corporation
(2) Location of head office	6-2, Otemachi 2 chome, Chiyoda-ku, Tokyo
(3) Area of business	Real estate secured loan business, etc.
(4) Capital	13.5 billion yen (wholly owned by The Sumitomo Trust and Banking Co., Ltd.)
(5) Date of establishment	December 8,1982
(6) Number of employees	264

Aozora Bank Group and The Sumitomo Trust & Banking Group restate their commitment to continuing discussions based on the basic agreement.

For further information, please contact:

Aozora Bank	Corporate Communication Group	TEL +81-3-5212-9252
Sumitomo Trust	IR Office	TEL +81-3-3286-8354
First Credit	Market Planning Division	TEL +81-3-3281-2283

END